UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 4, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals to Present at the
25th Annual JPMorgan Healthcare Conference

NEW YORK, NEW YORK, January 4, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) announced today that Ron Bentsur, the Company’s Chief Executive Officer, is scheduled to present at the 25th Annual JPMorgan Healthcare Conference. Mr. Bentsur’s presentation will take place on Thursday, January 11, 2007 at 1:00 pm Pacific Standard Time (4:00pm Eastern Standard Time) at the Westin St. Francis Hotel in San Francisco.

A live audio webcast of Mr. Bentsur's presentation will be available at http://www.mapdigital.com/jpmorgan/healthcare07/. An archived version of the webcast will be available following the conclusion of the live presentation.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase. XTL-2125 is currently in a Phase 1 clinical trial in patients with chronic hepatitis C. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(212)-531-5960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 4, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer